Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31,					Three Months Ended
	2005	2006	2007	2008	2009	June 30, 2009
Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$34	$125	$160	$808	$1,102	$308

Add: Fixed charges	221	165	199	215	154	35

Less: Minority interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	1	—	—	—	—

Total earnings available for fixed charges	$255	$291	$359	$1,023	$1,256	$343

Fixed charges:

Interest expense(1)	$153	$95	$123	$136	$93	$25
Interest portion of rental expense	68	70	76	79	61	10

Total fixed charges	$221	$165	$199	$215	$154	$35

RATIOS OF EARNINGS TO FIXED CHARGES	1.15	1.77	1.81	4.75	8.16	9.80

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness